Filed by VPC Impact Acquisition Holdings III, Inc. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: VPC Impact Acquisition Holdings III, Inc. (File No. 001-40161)

Tim:

Great. Welcome everyone. This is the afternoon session of the second day of our 25th annual technology conference here in Arizona. We’re very happy to have with us today the management team from Dave. With us today we have Jason Wilk. Jason is the co-founder and CEO, and we also have Kyle Beilman who is the CFO. So thank you both for making the trip here to our Arizona.

Jason Wilk :

Thanks, Tim. Great to be here. [crosstalk 00:00:23].

Kyle Beilman :

Thanks for having us.

Tim:

All right. Excellent. So maybe before we even get into the company too much, maybe you could just give a little bit of a background on yourselves and how the company came to be from your own personal experiences.

Jason Wilk :

Yeah. So Jason Wilk, I’m the co-founder and CEO of Dave. My background, serial entrepreneur, been building small businesses since I was a kid. Always tinkering with different ideas. Had my first business when I was in my dorm room in college which was a flash sales site for golf product which I sold when I was was about 20 years old just graduating school.

During that time, I was someone that always was having issues with personal finances, overdrafting my account, not being aware of my upcoming bills and expenses. And so, really I could wait to start Dave. And after my last business in 2015, got the team together and by 2017, we launched this amazing product to help people avoid the huge pain of overdraft fees at their major bank.

Kyle Beilman :

My background’s a little less interesting than Jason’s. I come from an investment banking background, did tech and media M&A for a number of years. Did a stint and corporate strategy at Red Bull doing strategic projects for the CEO there. And then, got introduced to Jason through a mutual mentor of ours about five years ago right when the core team of Dave was coming together. Super excited about the opportunity to make an impact on probably the last industry that hasn’t been fully transformed by the internet.

And so, I joined Dave in July of 2017, so about four and a half years ago now. We had a couple thousand users and not much of a business at the time, and we’ve been on a pretty good run since and just been an awesome experience working with Jason and the rest of the team. And we haven’t really even scratched the surface on what we can ultimately do together. So that’s the exciting part about is all that’s left to come.

Tim:

Excellent. Kyle, well, thank you. That was a good clean segue into the next topic. So you mentioned that starting user number when you joined the company four and a half years ago, you’re now if I have it correctly in the 11 million plus range, but before we even dig into some of those metrics and your asset-light approach, maybe we should just talk about sort of an overview of the business. And so, what you’re trying to accomplish.

Jason Wilk :

Yeah. So back to 2017, we started as a way for our customers to avoid overdraft fees at their main bank. So someone would come to Dave download our app, they would connect their existing bank account through Plaid, and we would use that transaction data to effectively warn people about upcoming bills. It could overdraft them. It would also spot them up to $100 of interest-free overdraft to avoid a negative balance and go buy everyday essentials like gas or groceries.

The most requested feature of our members at that point, we were growing so quickly was for us to launch our own checking account. And so, we were already at millions of customers over the last few years, and we launched Dave banking fully at the end of end of 2020. That product has been a huge boom for the business with over 2 million people opening accounts on the platform. And the announcement we’re making today is we’re just going full neobank next year.

So first quarter, every customer will be getting a Dave check-in account, every new user will have a Dave check-in account. And so, our overdraft product that works so well for millions of Americans, all the money will start originating in that Dave account versus going out to those external accounts. We think that’s going to drive just incredible trial of the Dave product and really start to be a flywheel for some of the other products we have cooking for for 2022.

Tim:

Excellent. Well, congratulations on the announcement. That’s exciting news. And it sounds like that’s some innovation for next year. Let’s talk about some of already the tools that you’ve added for people over the past few years. So you mentioned a little bit on the budgeting tools, but you also have some unique features that other neobanks just that haven’t come up with. You’ve got Side Hustle, you have programs to help people’s credit improve. Maybe you could expand upon some of those unique platform or unique offerings to Dave.

Jason Wilk :

Yeah. Yeah. So we always had a mantra at the business us early on that we want to build products that major banks would never. And so, that’s where we came up with the interest-free overdraft, which has been amazing for consumers. We then went to insights which helps customers predict their upcoming bills. Then from there, we saw that are quite a few of our customers in our data two things. One, credit scores were quite low. And two, a lot of our customers were not making enough money. They were looking for supplemental income.

And so, we launched a product called Side Hustle as a way to combat income earning for our customers. That is a job marketplace for our customers to apply for work at places like DoorDash, Instacart and Uber. There’s about 35 partners on that platform. And we’ve had about 3 million job applications flow through that system since we launched it back in 2018, 2019. We then to solve the issue of credit building, we didn’t want to get our customers necessarily into further debt. And so, we came up with a cool way to help our customers report their everyday utility and rent payments to the credit bureaus, to help our members boost our credit.

That’s available for Dave banking users that have a direct deposit with us. And we’re seeing that the average credit score is going up by 30 to 50 points for our members that are using that product, which is a game-changer. I mean, if you can increase your credit score by 30 or 40 points, that can be the difference between a 5% APR and a car loan and 40% APR on a car loan. So that by itself is really helping our customers put more money back in their pocket, which is really the genesis of the entire company.

Tim:

All right. Excellent. So you alluded to some of this in terms of Dave banking and some of the new changes for next year, but also I just want to hit in terms of some of the numbers. So maybe we could talk a little bit about the ARPU lift that you see from Dave banking.

Jason Wilk :

Yeah. Kyle, you want to take that one?

Kyle Beilman :

Sure. So historically we’ve seen ARPU for our customers in the high 30s, and that’s just through engagement with our overdraft suite and the insights tool and Side Hustle there. So when we rolled out Dave banking, obviously that brings a whole new sort of revenue line into the mix with interchange. But what we’ve seen there that’s really exciting is not only just the incrementality of the interchange, but just the overall levels of engagement and retention that we see when people sort of engage farther down funnel and start funding and utilizing their Dave cards.

So that’s where we’re seeing just a big amount of ARPU uplift there. And so, when you look at our model, that’s really what we’re focused on, is driving that down funnel engagement with Dave banking and capturing some of that interchange uplift. But also like I said, seeing that just overall increase in engagement and retention on the platform.

Tim:

Okay. Perfect. Thank you. Something that you mentioned earlier, Jason, I just want to circle back to you. You mentioned, you’re giving the credit boosting capability to folks who are using direct deposit. So maybe you could talk about one, how is your overall direct deposit penetration trending? And then, in addition to the credit offering that you mentioned, what are some other tools that you can use to drive direct deposit?

Jason Wilk :

Yeah. So right now the primary tools we use a drive direct deposit is obviously getting customers out of high bank fees. That’s the one benefit we have of having our members initially connect to Plaid as they start onboarding on our service. That gives us a wealth of information about the customer, their spending behavior and most importantly, how much they’re paying in bank fees. Our average customer today is spending about $400 a year in fees at the bank. And that’s an email we can send out to them every single month saying you’re basically being robbed by your major bank.

So that’s a huge driver of us to win over that primary account relationship. Additionally, we have the get paid two days early feature, which has become sort of able stakes for banks. And then, obviously our insights tool gets a lot better with our banking product as members who have a consistent paycheck going to Dave. They’re able to just get those transaction updates in real-time. As far as overall direct deposit numbers, we don’t really disclose that, but it is an ever-going relationship with the members.

It’s not something that happens overnight. It’s sort of a trust-building exercise. And it’s one of the reasons why we’re so interested in sort of making Dave banking sort of this primary relationship we have with our customers, because we’re finding that those that are using banking as sort of an upsell or a side show it’s not having as much as an impact or on that primary account relationship as those that are squarely focused on banking being what they’re really known and trusted for.

Tim:

Okay. Thank you, Jason. The next thing I want to turn to is the TAM that your company has defined. And I think it’s really been helpful for the entire segment quite frankly. You really did a nice job of breaking down the sub-segments. So at a high level, it sounds like roughly 150 million or so people that you define as financially vulnerable, maybe you could put some context around how you arrive at that TAM sizing and then the sub-components that make it up.

Jason Wilk :

Yeah. So the overall market when we look at those that are unable to afford a $400 emergency. And that’s about 150 million people in this country that are primarily living paycheck to paycheck. We break that down into sort of three buckets of customers which is those are the highest need. That’s the primary customer of Dave today, which is those that are interacting with overdraft about 10 to 20 times a year at their existing bank and just being robbed of so many fees. This is the customer that is most likely to interact with digital advertising.

They’re comfortable seeing an ad on Instagram about a new banking product and giving it a try. From there, we look at the customers that are high need and those are overdrafting more like two to five times a year. They have a modest amount of savings, but they’re still struggling to build credit. And then we have those that are getting by. And that’s the customer that’s sort of treading water. They’re not able to sufficiently save, they’re overpaying for short-term credit. And so, all those things combined we think are the subset of the paycheck to paycheck customers in this country and ultimately sums up to that 150 million Americans.

Tim:

Excellent. It’s a great temp slide that you guys have as I commented before. I think you did a really nice job on it.

Jason Wilk :

Thanks.

Tim:

Okay. Another one in terms of where the customers come from when they come to Dave, I think sometimes there’s a confusion around where the customers are coming that it’s just sort of from one spot. Maybe you could talk about, are they coming from small banks? Are they coming from big banks? Are they coming from other neobanks?

Jason Wilk :

It’s quite a mix. I mean, it still follows the sort of market share trends I would say of the major banks. And then, we actually see a pretty big penetration of neobank customers that use the product. As you look back, when we launched in 2017 major banks charge you up to 100 bucks a day for overdraft, neobanks didn’t allow for overdraft at all. We saw that announcement of the Capital One today getting rid of overdraft fees all together, but that’s actually not a great solution for consumers because most people rely on overdraft to go buy everyday essentials, they just hate the fees. And so, I forget where I was going from there. But-

Tim:

So we were just talking about where some of the customers were coming from.

Jason Wilk :

Oh, right, right.

Tim:

You were saying some come from neobanks.

Jason Wilk :

Yeah. And so, with that, we do acquire a lot of customers from neobanks as well who are looking for extra cash to go buy those essentials. And as far as just where we acquire them from it’s a lot of digital advertising today as again, we’re really going after that highest need user. But as we go public here, we’re expanding to other forms of advertising to really start to build more of the brand trust and awareness to further hit that full TAM.

Tim:

Okay. Excellent.

Kyle Beilman :

Yeah. Just to add to that. I mean, I think we do have the benefit of a pretty strong word of mouth relative to some of those are potentially in the space about 30% of our new users in any given month are coming from word of mouth. So we’re optimistic that as we continue to ramp up marketing spend and grow the business that we’ll be sort of insulated from some of the CAC pressure that we may otherwise see without that heavy word of mouth, which I think is just a representation of just the value prop and the brand affinity that we’re we’re building with the customers. So I think that’s a really powerful part of our business model is just the strong word of mouth.

Tim:

All right. Great. Well, I definitely want to come back and put a finer point on marketing as we get towards the end, but for now actually Kyle, this one’s a great one for you. I just want to see for the audience that’s listening in if you could talk a little bit just your current revenue and also some of the projections you’ve given out to 2023.

Kyle Beilman :

Yeah. So as Jason mentioned, we really built the business around this suite of overdraft through insights which is a dollar month subscription for connecting an external account. We have an entirely optional fee-based model on our credit product. And then, we generate some economics from the lead gen on Side Hustle. That up until this year had been the lion share of the revenue for the business. We did about 122 million in revenue last year.

I’d say the majority of which was driven by the credit business with a portion there on the subscription side, about 10% of the mix now with the rolling out of Dave banking is on the, what we call the transaction side of the business which is in our interchange. We’re super excited about that part of the business continuing to drive engagement and with interchange becoming an increasingly part of the business model over the next several years. In 2023 I think we expect that to be about 35 to 40% of the mix.

And looking forward to that becoming a increasingly large part of the business over time. In terms of new revenue streams, we haven’t really talked a lot about or put out any information about some of the stuff that’s forthcoming, but it will just continue to sort of add to the diversified kind of revenue mix of the business. I think when look at our company we’re benefited by more of a diverse set of revenue streams outside of just interchange which gives us a lot of flexibility on how we can market that business. Just given that we have solid unit economics from other areas outside of just interchange.

Tim:

Yeah. It’s very clear. And thank you for sort of preempting that question. So to recap the interchange piece right now around 10% or so, but in the out years you forecast it being somewhere in the 35 to 40% range.

Kyle Beilman :

That’s right.

Tim:

Okay. Great. Well, related to that is the ARPU growth that you’re forecasting. Can you maybe just talk about some of the drivers that I’m assuming a lot of that is Dave banking attach rate, et cetera, but what else will help the ARPU go higher?

Kyle Beilman :

I think it just comes back to engagement and retention. I mean, we’re coming out with more daily use type financial products that just allows us to stay in front of our customers more frequently than if you think about the overdraft business because this is more of an episodic use case. And so, looking at more daily use case types of products beyond just banking and there’ll be some exciting announcements that are coming there.

But interchange on its own is a really powerful opportunity for us. For the people that have converted into direct deposit, they’re spending call it 900 to $1,000 a month on their Dave cards. And so, with the interchange call it 130 basis points it’s a meaningful ARPU opportunity there. And it’s as highly recurring and has potential to be very high margin too. So it’s been very, very additive to the mix.

Tim:

Okay. Great. Once again, so it’s a good segue into the gross margin. So you mentioned the interchange earned there and so the 125, 130 basis points range. Let’s talk about just in general gross margins. I believe they’re in the low 60s. Let’s talk about why the gross margin is what it is and where it could go.

Kyle Beilman :

Yeah. I mean, you kind of touched on it there, but we’ve grown gross margins of the kind of legacy business into the kind of low 60s. The focus has been there and kind of building scale and focusing on kind of driving efficiencies in the unit economics over time. So if you look at over the last several years we’re able to increase gross margins by about 15 percentage points. As Dave banking is coming online we’ll deploy a similar playbook. We’re just looking to get to scale, deliver a really good customer experience and then focus on optimizing the cost structure.

There’s a lot of insourcing of various technologies that we can do to kind of claw back margin, and I think at scale, our overall portfolio as it stands today is 65 to 70% margin business. So yeah, I think it’s a pretty strong business model. And I think if you look at our historical financials, you’ll see that we’ve only raised about 61 million in equity to date and have had points and profitability in our past, which again is just a testament to the margin profile. And I think just the discipline that we have as a company.

Tim:

All right. That’s great context. I want to make sure we have time to squeeze in a couple more here and then also open up to the audience if anyone wanted to ask a question, we’ll make sure there is a time to do so. We want to talk a little bit about your data-centric product development approach. And then, and maybe this one’s a little bit more for you, Jason, but if you could talk to the extent you’re willing to talk about some of the opportunities you see for product expansion and new product launches over the coming three to five years.

Jason Wilk :

Yeah. I mean, data is the lifeblood of the business at Dave. Our overdraft extra cash product is all built off of data science. We’ve gotten that product at a 90% approval rate for our members and we’ve kept loss rates the same as we’ve scaled that product from just $75 of overdraft all the way to 250 now. We’ve launched to all customers. So that’s been a huge testament to our ability to leverage machine learning, to help out our customers and grow that business. Data is how the Side Hustle product was born.

I mean, we disappeared in the data, see how our customers are earning money and found a hidden gem in there that people are looking for more opportunities. We had the idea that if customers are driving for Uber and Lyft with the explosion of the gig economy, there’s got to be other areas to surface that people have not heard of. And that product’s been so liked and loved by our members. Additionally, around the data piece seeing our customers transactions around rent and utilities and leveraging that as a way to help people build credit, these are major recurring transactions that have late fees associated with them.

So you should get credit for making those payments on time. And lastly just going back to extra cash, I mean, the market we’re serving right now for the highest need consumers is really disrupting single pay credit. So that’s payday overdraft upon all those services that are incredibly high for consumers, and that’s about 30 billion a year. But if you look at the lion share of where those that are sort of financially vulnerable in this country are paying it’s about 300 billion a year in short term credit fees, which includes things like buy now pay later, credit cards are obviously the lion share there, installment loans.

And so, that’s a natural extension where I think we have a huge data advantage versus other neobanks who even those that offer an overdraft product now do so just based off seeing a recurring direct deposit. Dave does all of those off of looking at transactional data and behavioral data. And so, for us to get into these disrupting the short-term credit market could be and will be very impactful for us. It’s a strategic pillar for the company to further disrupt and innovate around short-term credit.

Tim:

All right. Excellent. So short-term credit seems to be one that’s top of mind. What about just any quick thoughts you might be able to give on some of the offerings that some of the competitors have, whether it be stock trading, Bitcoin trading?

Jason Wilk :

Yeah. I think from what we’ve heard from competition around that they’re not major drivers of ARPU but they are drivers of significant retention. Even back to when I think talking to Square a long time ago about their stock trading product, they said that retention is significant. For us, to Kyle’s point, I mean, our overdraft business is quite episodic. So every percentage change you see in retention leads to such a jump in ARPU. Even if we didn’t ship any new products, if we could just increase retention by 50%, that would improve our business meaningfully. And so things like wealth creation, those are things that people check on a daily basis. So certainly stuff that we’re looking at, but no announcements there as of right now.

Tim:

Okay. All right. Well, great. Well, thank you for touching on all those. It’s really helpful. I think we have time. I want to squeeze in one more. If anyone from the audience wanted to ask a question, please feel free to raise your hand, if not I’m going to attempt to squeeze in this one last one. And Kyle, you sort of alluded to this earlier, but your marketing approach. So you’ve disclosed that you can recover your investment in about nine months or so, which is pretty quick on a gross profit basis. Maybe just talk a little bit more about that for the audience.

Kyle Beilman :

Yeah. I mean, our acquisition cost to get someone into the door and into an engaged relationship I think has been one of our key competitive advantages. It’s cost us a little over 20 bucks at the moment to have someone come in and connect their account and begin to engage with us. And so, when you look at just the unit economics of the core business based on just the overdraft suite, we have a very nice return profile embedded in that kind of pre-banking part of the customer relationship or customer journey.

And so, what that does is gives us a lot of flexibility when you think about how we can drive down funnel engagement through rewards or promotions and things like that to incentivize customers to take the behaviors that we want just given all the sort of margin that we have on that pre-banking customer journey. So I think that advantage can’t be be overstated. That’s a really part of our mix and how we’re thinking about growth moving forward is using that margin in the kind of credit portfolio to really drive the growth in the banking business. I think it’s a very important opportunity for us.

Tim:

Okay. Related to that, so when you’re going out to acquire these customers, you’re deploying your marketing dollars in the performance channels, you’re looking at brand marketing, is it getting more competitive on the performance side? Is it really what I’m kind of getting at? There’s lots of others that are also attempting to acquire similar type of customers. Are you seeing any uptick in how much it might cost to advertise on a particular channel?

Kyle Beilman :

Yeah. I mean, absolutely. I mean, you can feel free to weigh in here, but I think the competition, I mean, everyone I think across the industry is seeing rising CAC, but I think for us where we’re starting off with the customer and this kind of low friction point in the customer journey where we can deliver immediate value and impact to the day that they join is a really I think additive to our just customer acquisition engine.

There’s not this big leakage in the funnel because there’s a month before you can extract some value out of the service. I also think the word of mouth and the high sort of organic aspect of our mix has insulated us from some of that, but it’s certainly something we’re keeping a close eye on and how we can continue to deliver returns across all that DR investments that we’re making.

Tim:

Okay. Excellent. Well, I want to thank you both for all the updates today and sharing so much of the story of Dave. Before we come to a close, Jason I just want to give you the opportunity just for any closing remarks that you might want to just kind of wrap up on Dave and where the company sits.

Jason Wilk :

Yeah. I think we’re super excited for the next chapter of Dave, will be a public company here in the next probably six weeks. I think is a really major milestone and chapter for the company, especially as we’ve raised so little capital to get to this point. We’ve only been live as a business for over four years. So to get here this quickly and raise the capital that we can go out and continue to help billions of more Americans we’re incredibly excited for that.

Tim:

All right. Well, thank you both. We’re happy for you, and we’re looking forward to watching your journey. Thanks for being here.

Jason Wilk :

Thanks, Tim. Appreciate it a lot. [crosstalk 00:25:47].

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the Proposed Business Combination (as defined below), a Registration Statement on Form S-4 (the “Form S-4”) has been filed by VPC Impact Acquisition Holdings III, Inc. (“VPCC”) with the Securities and Exchange Commission (the “SEC”). The Form S-4 includes a proxy statement to be distributed to holders of VPCC’s common stock in connection with VPCC’s solicitation for proxies for the vote by VPCC’s stockholders in connection with VPCC’s proposed business combination (the “Proposed Business Combination”) with Dave Inc. (“Dave”) and other matters as described in the Form S-4, as well as a prospectus of VPCC relating to the offer of the securities to be issued in connection with the completion of the Proposed Business Combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other investment decision in respect of the Proposed Business Combination. VPCC and Dave urge investors, stockholders and other interested persons to read the preliminary proxy statement/prospectus included in the Form S-4 and, when available, the amendments thereto and the definitive proxy statement/prospectus as well as other documents filed with the SEC in connection with the Proposed Business Combination, as these materials will contain important information about VPCC, Dave, and the Proposed Business Combination. After the Form S-4has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to VPCC’s stockholders as of a record date to be established for voting on the Proposed Business Combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by emailing vih3info@victoryparkcapital.com or by directing a request to VPCC’s Secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation.

This communication does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom, and otherwise in accordance with applicable law.

Participants in the Solicitation.

VPCC, Dave and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VPCC’s stockholders in connection with the Proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of VPCC’s stockholders in connection with the Proposed Business Combination is set forth in the proxy statement/prospectus for the Proposed Business Combination contained in the Form S-4, and will also be included in the definitive proxy statement/prospectus for the Proposed Business Combination when available. Information concerning the interests of VPCC’s and Dave’s participants in the solicitation, which may, in some cases, be different than those of VPCC’s and Dave’s equity holders generally, is also set forth in the proxy statement/prospectus relating to the Proposed Business Combination contained in the Form S-4, and will also be included in the definitive proxy statement/prospectus for the Proposed Business Combination when available.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. VPCC and Dave’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Dave’s and VPCC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions and such differences may be material. Many actual events and circumstances are beyond the control of Dave and VPCC.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger dated June 7, 2021 (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against VPCC and Dave following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the Proposed Business Combination, including due to failure to obtain approval of the stockholders of VPCC, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Dave’s business and/or the ability of the parties to complete the Proposed Business Combination; (vi) the inability to obtain or maintain the listing of the combined company’s common stock on the New York Stock Exchange or Nasdaq following the Proposed Business Combination; (vii) the risk that the Proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Proposed Business Combination; (viii) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Dave to grow and manage growth profitably, and retain its key employees; (ix) costs related to the Proposed Business Combination; (x) changes in applicable laws or regulations; (xi) the possibility that Dave, or VPCC may be adversely affected by other economic, business, and/or competitive factors; (xii) and those factors discussed in VPCC’s final prospectus filed with the SEC on March 8, 2021 under the heading “Risk Factors” and the Form S-4 under the heading “Risk Factors” and other documents of VPCC filed, or to be filed, with the SEC. If any of these risks materialize or VPCC’s or Dave’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither VPCC nor Dave presently know or that VPCC and Dave currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect VPCC’s and Dave’s expectations, plans or forecasts of future events and views as of the date of this communication. All subsequent written and oral forward-looking statements concerning VPCC or Dave, the transactions described herein or other matters and attributable to VPCC, Dave or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of VPCC and Dave expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Contacts

Dave

Media

press@dave.com

Investors

DaveIR@icrinc.com

VPC Impact Acquisition Holdings III, Inc.

Media

Jordan Niezelski, Edelman

jordan.niezelski@edelman.com

860.833.2947

Investors

vih3info@victoryparkcapital.com